Exhibit 99.1

TAL Education Group Appoints New Directors

Beijing, October 17, 2016—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced the appointment of each of Dr. Kaifu Zhang and Dr. Yachao Liu to TAL’s board of directors and the resignation of each of Mr. Wei Wang and Mr. Joseph Kauffman from his post as a director of the Company, all effective October 17, 2016.

As board director, Dr. Kaifu Zhang will also serve as a member of the compensation committee, a member of the audit committee and the chairman of the nominating and corporate governance committee of the Company’s board of directors, to replace Mr. Wei Wang's positions at these committees. Dr. Zhang is assistant professor of Marketing and the Xerox Junior Chair at the Tepper School of Business, Carnegie Mellon University (“CMU”). Prior to joining CMU, he was assistant professor at Cheung Kong Graduate Schools of Business in China. His research interests include the economics of multi-sided markets, business model design for on-line platforms, and the use of big data and machine learning in econometrics. He has consulted for and offered executive training at a number of tech firms in Europe, US and China. He holds a Ph.D. in Management from INSEAD (France) and a BE in Computer Science from Tsinghua University.

Dr. Yachao Liu has been in charge of various businesses of TAL since 2005, including the teaching and research division, teachers´ training school, information management center and network operation center, and has served as TAL’s senior vice president since April 2011. Dr. Liu received his bachelor’s degree in Mechanics from Peking University in 2003 and Ph.D. from the Institute of Mechanics of the Chinese Academy of Science in 2008.

“We’d like to thank Wei and Joseph for their consistently strong and professional leadership as directors during their tenures,” said TAL's Chairman and Chief Executive Officer, Mr. Bangxin Zhang.  “We’re very pleased that Kaifu and Yachao have been appointed as the new directors. They will bring to the role a wealth of deep knowledge and expertise in management and strategy.”

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company's learning center network includes 395 physical learning centers as of May 31, 2016, located in 25 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou and Hefei. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS”.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com